Exhibit 17.1

February 1, 2012

Mr. James Gardill

WesBanco Inc.

One Bank Plaza

7th Floor

Wheeling, WV 26003-3565

Ladies and Gentlemen of the Board of Directors of Wesbanco Inc.,

Effective immediately with this letter I resign my position with the Board of Directors of Wesbanco.

I have enjoyed working with many supportive and talented Directors. However, I tender my resignation because of my dissatisfaction with the leadership style and management decisions of the current Chairman.

The Chairman and I hold widely divergent views about a Director’s responsibilities and roles. It is my belief that in order for anyone to effectively fulfill the role of Director, that person is obligated to discuss and explore issues from a number of perspectives- not just those of the Chairman.

In response to what I consider to be my reasonable actions, the Chairman has inundated me with a barrage of unjustified criticism. Among other things, I was the subject of unfair and improper accusations, not regarding my actions as a Director, but rather for my normal business relationship that included another bank. In a recent meeting I was asked to approve a contract without having time to study it. I was initially refused a copy of the contract that should have been timely submitted to the entire Audit Committee for review.

Throughout this time, my response has been focused on pursuing a course whereby Board Members could agree and disagree agreeably. It has become apparent to me that the Chairman has chosen not to reciprocate this approach.

The annual proxy statement details the “particular experience, qualification, attributes, or skills that led the Board to conclude the he or she should serve as director.” It appears those guidelines are no longer followed.

I will not yield my credibility or integrity, and I will not compromise my principles to satisfy angst misdirected at me. I will not countenance unfair and unwarranted actions directed at my business or me.

I am willing to discuss in greater detail the specific reasons for my resignation. Please contact me if you would like to explore these matters.

My best wishes go to the future success of Wesbanco, and to the many worthy people who serve the institution.

Sincerely,

Donald P. Wood

p.s. a signed hard copy has been delivered to Mr. James Gardill, Chairman, Wesbanco Inc., One Bank Plaza, 7th Floor, Wheeling, WV, 26003-3565.